SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Marh, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Meeting pending approval

REMOTE VOTING BULLETIN

Annual General Meeting (AGM) - BRASKEM S.A. of 04/28/2017

Name
CNPJ or CPF of the shareholder

Fill-out Instructions

This bulletin shall be filled out if the shareholder opts to exercise its respective voting right through remote voting bulletin, under the terms of CVM Ruling No. 481/09, as amended.

In this case, it is essential that the fields above be filled out with the full name (or trade name) of the shareholder and the enrollment number with the Ministry of Finance, either as a legal entity (CNPJ) or an individual (CPF), in addition to an e-mail address for any contact.

The shareholder that opts for exercising its remote voting right through direct submission to the Company shall forward the following documents, duly notarized and consularized or apostilled (in case of foreign shareholders):

(i) remote voting bulletin related to the general meeting, duly filled out, all pages initialed and signed (signature by digital certificate is not possible) with the signature of the signatories duly recognized;

(ii) statement indicating the equity position of the Company (notarization and consularization or apostille in the case of foreign shareholders not being necessary);

(iii) copy of the following documents:

- for individuals: identity document and CPF of the shareholder;

- for legal entities: articles of incorporation or bylaws or articles of association, minutes of the election of the Board of Directors (if any) and minutes of the election of the Executive Office that include the election of the legal representative(s) attending the meeting; and

- for investment funds: regulations of the fund and bylaws or articles of association of the administrator of the fund, as well as the minutes of the election of the legal representative(s) attending the meeting.

The following identity documents shall be accepted, provided that they have pictures: RG, CNH or Passport.

Delivery instructions, indicating the possibility of submitting it directly to the company or sending fill-out instructions to the bookkeeping agent or to the custodian agent

The Company shall adopt remote voting pursuant to ICVM 481, allowing its Shareholders to send their votes to one of the recipients below:

(i) through their respective custody agents, if the shares are deposited in a central depository;

(ii) through the Company's shares bookkeeping agent (Itaú Corretora de Valores S/A), if the shares are not deposited in a central depository, located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, CEP 04538-132, service to the shareholders by telephone numbers 3003-9285 (capital cities and metropolitan areas)

or 0800-7209285 (other locations), or even through the e-mail atendimentoescrituracao@itau-unibanco.com.br or through the website http://www.itau.com.br/securitiesservices/assembleiadigital;

(iii) directly to the Company, to the address located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, to the attention of the Investors' Relations Department or to the e-mail braskem-ri@braskem.com.br

Deliberations / Matters related to the AGM

Election of the fiscal board by single group of candidates

1. Appointment of all names that are part of the group of candidates - proposal of the management

[ ] Approve [ ] Reject [ ] Abstain

2. If one of the candidates that are part of the group of candidates leaves said group to take part in the separate election according to Articles 161, Paragraph 4, and 240 of Law 6,404, of 1976, can the votes corresponding to the shares of such candidate continue to be granted to the elected group of candidates?

[ ] Yes [ ] No

Simple Deliberation 3. Annual global compensation of the Managers and members of the Fiscal Board for 2017 in the total amount of BRL 47,262 thousand. [ ] Approve [ ] Reject [ ] Abstain
Simple Deliberation 4. Are there wishes to participate in the separate election according to Articles 161, Paragraph 4, and 240 of Law 6,404, of 1976? [ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Name of Shareholder:

Email:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.